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                             December 17, 2021

       Michael Brophy
       Chief Financial Officer
       Natera, Inc.
       13011 McCallen Pass
       Building A Suite 100
       Austin, Texas 78753

                                                        Re: Natera, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Form 10-Q for the
Period Ended September 30, 2021
                                                            Response filed
December 8, 2021
                                                            File No. 001-37478

       Dear Mr. Brophy:

              We have reviewed your December 8, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 29, 2021 letter.

       Form 10-Q for the Period Ended September 30, 2021

       Note 2. Summary of Significant Accounting Policies
       Liquidity Matters, page 11

   1. We note your response to comment 1. We note that certain selling shareholders became your employees as part
of the September 2021 asset acquisition transaction. Please
                                                        expand your disclosures
to provide additional insight regarding the specific assets and activities acquired
aside from in-process research and development. Please also tell us what consideration was
given to these employees as well as any additional assets and activities acquired in
determining that it was appropriate to use the screen test and correspondingly that
substantially all of the fair value of the gross assets acquired is
 Michael Brophy
Natera, Inc.
December 17, 2021
Page 2
         concentrated in a single identifiable asset. Refer to ASC 805-10-55-5A through 55-5C.
       You may contact Nudrat Salik at (202) 551-3692 or Terence O'Brien at
(202) 551-3355 if
you have any questions.



FirstName LastNameMichael Brophy                            Sincerely,
Comapany NameNatera, Inc.
                                                            Division of
Corporation Finance
December 17, 2021 Page 2                                    Office of Life
Sciences
FirstName LastName